Exhibit 99.1

[English Translation of Convocation Notice Originally Issued in the Japanese Language]

[Note] This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the Japanese original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

March 13, 2024

(Start of electronic provisioning: March 6, 2024)

Notice of Convocation of the 15th Ordinary General Meeting of Shareholders

Dear Shareholders:

The Ordinary General Meeting of Shareholders will be held as follows, and you are cordially invited to attend the meeting. In convening this meeting, we have taken electronic provision measures and posted the matters subject to electronic provision on the Company’s website linked below, in compliance with the provisions of Article 325-3 of the Companies Act of Japan.

Website: https://syla-tech.jp/ir

If you are unable to attend the meeting, kindly exercise your voting rights in writing. Details of each agenda item are outlined in the Reference Document for the General Meeting of Shareholders, available in the “Notice of Convocation of the 15th Ordinary General Meeting of Shareholders” on our company’s website. Please review the aforementioned document and submit your votes by 7:00 p.m. on Wednesday, March 27, 2024 (JST), following the instructions provided below.

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1.	Date and Time

Thursday, March 28, 2024, at 4:00 p.m. (JST)

2.	Venue

Head Office of the Company (Ebisu Prime Square 7F, 1-1-39 Hiroo, Shibuya-ku, Tokyo, Japan)

3.	Purpose of the meeting

Matters to be Reported

Business Report for the 15th Fiscal Year (From January 1, 2023 to December 31, 2023)

Matters to be Resolved

Proposal 1: Approval of Financial Statements for the 15th Fiscal Year (From January 1, 2023 to December 31, 2023)
Proposal 2: Appropriation of Surplus
Proposal 3: Election of Nine (9) Directors

4.	Information on the Exercise of Voting Rights

Please indicate your approval/disapproval of the proposals on the enclosed voting form and return the form to us so that it reaches us by 7:00 p.m. on Wednesday, March 27, 2024 (JST). If no indication of approval/disapproval is made for each proposal, it will be treated as approval of the Company’s proposal.

If you plan to attend the meeting, please submit the enclosed Voting Rights Exercise Form to the receptionist at the meeting.

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Reference Documents for the General Meeting of Shareholders

Agenda and Reference Items

Proposal 1: Approval of Financial Statements for the 15th Fiscal Year (From January 1, 2023 to December 31, 2023)

We request approval of the financial statements for the 15th fiscal year of the Company in accordance with Article 438, Paragraph 2 of the Companies Act of Japan. The balance sheet, income statement, statement of shareholders’ equity, and notes to non-consolidated financial statements are as stated in the attached documents.

Proposal 2: Appropriation of Surplus

We propose the appropriation of surplus as follows, pursuant to the Companies Act of Japan:

(1)	Type of assets to be disposed of and total amount
Cash: 46,735,380 yen

(2)	Matters regarding the allotment of dividend assets to shareholders
The Company will distribute a dividend of 180 yen per share, a total amount of 46,735,380 yen, to shareholders recorded on the shareholders list as of December 31, 2023.

(3)	Effective date of distribution of surplus
March 29, 2024

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Proposal 3: Election of Nine (9) Directors

The term of office of each of the nine (9) current Directors is due to expire at the close of this General Meeting of Shareholders. It is proposed that the following nine (9) Directors be elected. The candidates for Directors are as follows:

Candidate No.	Name (Date of birth)	Resume, current position, responsibilities and significant concurrent positions	The Company’s shares owned

1	Hiroyuki Sugimoto (June 25, 1977) Reappointment

1997 Toko Mansion Center Corporation (currently TFD Corporation)

2001 Founded S-Grant Corporation (became president of the company)

2017 Chairman of the Board of the Company

2022 Representative Director, Chairman of the Board, Group Executive Officer (CEO) of the Company

2022 Director of SYLA Co., Ltd. (to present)

2022 Director of SYLA Solar Co., Ltd. (to present)

2022 Director of SYLA Biotech Co., Ltd. (to present)

140,935 shares

2	Yoshiyuki Yuto (June 7, 1976) Reappointment

2001 Nisshin Real Estate Co.

2004 S-Grant Corporation

2010 Founded the Company and SYLA Co., Ltd.

2022 Representative Director, Group Executive Officer (COO) of the Company (to present)

2022 Representative Director, CEO of SYLA Co., Ltd. (to present)

24,783 shares

3	Takahide Watanabe (December 27, 1981) Reappointment

2008 S-Grant Corporation

2009 NEC Soft, Ltd.

2011 Nikkiso Co.

2017 Director of the Company

2020 Director of SYLA Co., Ltd. (to present)

2022 Director, Group Executive Officer (CSO) of the Company (to present)

2022 Director of SYLA Solar Co. Ltd.

2023 Secretary of the Company

40 shares

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4	Takeshi Fuchiwaki (November 5, 1985) Reappointment

M.S. in Supply Chain Management, Pennsylvania State University

2009 PricewaterhouseCoopers K.K.

2010 GE Healthcare Japan Corporation

2012 GE Healthcare Singapore Pte Ltd.

2016 GE Healthcare Japan Corporation

2022 Group Executive Officer (CGO) of SYLA Technologies Co., Ltd. (to present)

2022 Representative Director of SYLA Solar Co., Ltd. (to present)

2023 Director, Group Executive Officer (CGO) (to present)

0 shares

5	Tomoyoshi Uranishi (February 16, 1951) Reappointment

1974 Ministry of Finance

1997 Minister at the British Embassy in Japan

2000 Financial Supervisory Agency (FSA), Counselor (Equivalent to Deputy Director-General, in charge of Supervisory Bureau)

2001 Director General of Yokohama Customs

2002 Deputy Director General, Customs and Tariff Bureau

2003 Executive Officer, Director and Managing Executive Officer, Tokyo Stock Exchange

2013 Director and Senior Managing Executive Officer, BICCAMERA INC.

2019 Advisor to the Company

2020 Outside Director of the Company (to present)

0 shares

6	Ferdinand Groenewald (July 28, 1984) Reappointment

2016 Financial Consulting Strategies, LLC.

2017 Pharos Advisors

2017 Controller of Muscle Maker, Inc.

2018 Vice President of Finance of Muscle Maker, Inc.

2018 Chief Financial Officer of Muscle Maker, Inc.

2022 Chief Accounting Officer of Muscle Maker, Inc.

2022 Independent Director and Audit Committee Chair of HeartCore Enterprises, Inc. (to present)

2022 Outside Director of the Company (to present)

0 shares

7	Stuart Gibson (February 1, 1964) Reappointment

1998 Country Head, Prologis Japan

2003 Co-Founder and Co-CEO, AMB BlackPine Ltd.

2006 Chairman of the Advisory Committee of AMB Property Corporation Japan

2006 CEO, Redwood Group Japan Ltd.

2016 CEO of ESR LTD. (Redwood Group Japan Ltd. rebranded) and Co-Founder and Co-CEO of ESR Group Limited (to present)

2016 Director of ESR REIT Management Ltd. (to present)

2023 Outside Director of the Company (to present)

0 shares

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8	Yozo Tachibana (January 10, 1971) Reappointment

1994 SALOMON BROTHERS SECURITIES INC.

1999 Goldman Sachs Japan Co., Ltd.

2010 Merrill Lynch Japan Securities Co., Ltd.

2012 President and Representative Director of Rakuten Baseball, Inc.

2015 Vice Chairman and Representative Director of Crimson Football Club Inc. (Currently Rakuten Vissel Kobe Inc.)

2017 President and Representative Director of Rakuten Vissel Kobe, Inc.

2020 Chairman of Taiwan Rakuten Monkeys

2022 President and Representative Director of PROSPER Inc. (to present)

2022 President and Representative Director of Shiogama Port Co., Ltd. (to present)

2023 Outside Director of the Company (to present)

2,700 shares

9	Keiji Torii (July 25, 1947) Reappointment

1971 The Dai-Ichi Bank, Ltd.

2000 Managing Director, Dai-Ichi Kangyo Bank, Ltd.

2004 Representative Director and Executive Vice President, Mizuho Financial Group, Inc.

2005 Representative Director and Executive Vice President, Mizuho Information & Research Institute, Inc.

2009 External Corporate Auditor, ITOCHU Corporation

2015 Advisor, SYLA Co., Ltd.

2018 Corporate Auditor of the Company

2020 Corporate Auditor of SYLA Co., Ltd. (to present)

2022 Outside Corporate Auditor of the Company

2023 Outside Director of the Company (to present)

150 shares

(Notes)

1.	There is no special interest between the candidate and the Company.

2.	Mr. Tomoyoshi Uranishi, Mr. Ferdinand Groenewald, Mr. Yozo Tachibana, Mr. Stuart Gibson and Mr. Keiji Torii are candidates for outside director.

3.	Mr. Tomoyoshi Uranishi is nominated as a candidate for outside director based on his expertise in the fields of finance and accounting and is expected to contribute to the management of the Group.

4.	Mr. Ferdinand Groenewald is nominated as a candidate for outside director based on his expertise in the areas of finance and U.S. accounting and is expected to contribute to the management of the Group.

5.	Mr. Yozo Tachibana is nominated as a candidate for outside director based on his long years of experience and broad insight as a corporate manager and is expected to contribute to the management of the Group.

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6.	Mr. Stuart Gibson is nominated as a candidate for outside director based on his long years of experience and broad insight as a corporate manager and is expected to contribute to the management of the Group.

7.	Mr. Keiji Torii is nominated as a candidate for outside director based on his long years of experience and broad insight in financial institutions and is expected to contribute to the management of the Group.

8.	Mr. Tomoyoshi Uranishi, Mr. Ferdinand Groenewald, Mr. Yozo Tachibana, Mr. Stuart Gibson, and Mr. Keiji Torii are currently outside directors of the Company. Mr. Tomoyoshi Uranishi will have served as outside director for the Company for 3 years and 11 months, Mr. Ferdinand Groenewald for 1 year and 3 months, and Mr. Yozo Tachibana, Mr. Stuart Gibson and Mr. Keiji Torii for 8 months as of the close of this General Meeting of Shareholders.

9.

Pursuant to Article 427, Paragraph 1 of the Companies Act, the Company has entered into agreements with the outside directors to limit their liability for damages as provided in Article 423, Paragraph 1 of the said Act, and the maximum amount of liability under each agreement is the minimum liability amount stipulated by law and regulations. If the election of Mr. Tomoyoshi Uranishi, Mr. Ferdinand Groenewald, Mr. Yozo Tachibana, Mr. Stuart Gibson, and Mr. Keiji Torii is approved, the Company will continue the above liability limitation agreements with them.

10.	The Company has entered into a directors’ and officers’ liability insurance policy with insurance companies in Japan and the U.S., as stipulated in Article 430-3, Paragraph 1 of the Companies Act, which provide that the insured shall be covered for damages arising from business conduct as a corporate officer of the Company up to a maximum of 1 billion yen for the Japanese insurance company and 2.5 million USD for the U.S. insurance company. If each candidate is elected and assumes office as a director, he/she will be included as an insured under the policy. The policy will be renewed with the same coverage at the next renewal.

11.	The number of shares held by Hiroyuki Sugimoto includes the number of shares held by his asset management companies.

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Business Report for the 15th Fiscal Year

From January 1, 2023 to December 31, 2023

SYLA Technologies Co., Ltd.

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1.	Current Situations of the Company

(1)	Progress and results of the business

During the applicable fiscal year, the Japanese economy has been recovering moderately due to wage hikes and a pickup in personal consumption, although some parts of the economy have recently stalled. On the other hand, amid continued global monetary tightening and other factors, the Japanese economy remains uncertain due to such factors as the risk of a downturn in overseas economies putting downward pressure on the Japanese economy, rising prices, the situation surrounding Middle East, and the impact of fluctuations in financial and capital markets.

In such business environment, the Company continued to build its governance structure and invest in human resources in order to achieve continued growth. On March 31, 2023, the Company became the first Japanese real estate company to be listed on the NASDAQ market in the United States. In addition, as a holding company that oversees its group companies, the Company has enhanced its administrative division’s shared services function.

Revenues increased 21.6% year-on-year to 1,737,481 thousand yen as a result of the sale of whole buildings in real estate sales business and favorable rent income. However, the increase of personnel expenses by 314,075 thousand yen due to the hiring of outside directors to strengthen governance and several executive-level personnel to further develop the business as a listed company, as well as the increase by 380,669 thousand yen in expenses related to IPO costs for the U.S. NASDAQ market, and costs to maintain the listing such as legal and other experts and consulting fees, as well as audit and legal fees for disclosure, resulted in an operating loss of 1,055,563 thousand yen (down 1,079,987 thousand yen from the previous year), ordinary loss of 1,065,559 thousand yen (down 1,159,972 thousand yen from the previous year), and net loss of 697,519 thousand yen (down 725,854 thousand yen from the previous year).

(2)	Capital investment

A total of 1,361,991 thousand yen was invested in fixed assets during the applicable fiscal year. The main component of this was an investment of 1,357,311 thousand yen in real estate for rent related to the real estate business.

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(3)	Fundraising

In the applicable fiscal year, the Company raised 1,648,200 thousand yen in loans from financial institutions and repaid 848,851 thousand yen.

(4)	Issues to be addressed

(i)	Strengthening the group’s management system

While group management requires rapid decision-making and integrated management, there is a need to establish an effective governance structure across group companies. To this end, we believe it is essential to delegate authority to each subsidiary and business unit and optimize control by the parent company. In particular, in delegating authority, it is important to ensure a certain degree of control by the parent company by exercising the authority to determine personnel and remuneration for executive officers and heads of business divisions, etc., as well as ex post facto supervision. The Company will actively work toward the creation of new corporate value through group management.

(ii)	Reinforcement of information management system

Since the Company handles a great deal of customer and personal information in relation to its services, we believe it is important to strengthen our information management system. We will further strengthen the system thorough implementation of the Personal Information Protection Policy, development of internal rules and regulations including prevention of insider trading, and implementation of internal training programs.

(iii)	Strengthen risk management and compliance systems

The Company will work to strengthen its risk management and compliance systems by ensuring the effectiveness of the Compliance Committee, as well as cooperating with the Board of Directors and the Board of Corporate Auditors.

(iv)	Strengthening the organizational structure

To enable further growth of the Company, we believe it is essential to speed up the decision-making process and secure excellent human resources. To address this issue, we will strive to secure and develop optimal human resources by expanding personnel education and training programs and strengthening recruitment activities.

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(5)	Changes in assets and profit and loss

Classification	12th FY (FY2020/12)	13th FY (FY2021/12)	14th FY (FY2022/12)	15th FY (FY2023/12)
Revenues (thousand yen)	520,379	524,881	1,429,285	1,737,481
Operating income (loss) (thousand yen)	55,007	19,328	23,425	(1,055,563)
Ordinary income (loss) (thousand yen)	9,628	12,158	94,414	(1,065,559)
Net income (loss) (thousand yen)	282,899	80,425	28,335	(697,519)
Net income (loss) per share (yen)	1,250.76	348.08	118.56	(2,748.55)
Total assets (thousand yen)	8,418,022	8,972,512	10,736,725	13,090,631
Equity (thousand yen)	5,364,852	5,891,022	5,819,807	7,417,008
Equity per share (yen)	20,328.73	21,692.08	21,414.43	27,900.40

(Note 1) Due to the discovery of an error related to the recognition of stock option expense in prior years, the figures for the 12th and 13th Fiscal Years have been restated to reflect the correction of the error.

(Note 2) “Accounting Standard for Revenue Recognition” (ASBJ Statement No. 29, March 31, 2020) and other standards were applied from the beginning of the 14th Fiscal Year.

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(6)	Principal parent company and subsidiaries

(i) Parent company

Not applicable.

(ii)	Significant subsidiaries

Company name	Capital stock (thousand yen)	The Company’s voting rights ratio	Principal businesses
SYLA Co., Ltd.	296,000	100%	Real estate development, sale, management, leasing, real estate crowdfunding
SYLA Solar Co., Ltd.	46,000	100%	Design, construction, and sale of solar power generation system

(Note 1) The status of specified wholly owned subsidiaries as of the end of the applicable fiscal year is as follows.

Name of specified wholly owned subsidiary	SYLA Co., Ltd.
Address of specified wholly owned subsidiary	Ebisu Prime Square 7F, 1-1-39 Hiroo, Shibuya-ku, Tokyo
Book value of shares of specified wholly owned subsidiary in the Company and its wholly owned subsidiaries	3,271,653 thousand yen
Total assets of the Company	13,090,631 thousand yen

(7)	Principal businesses (as of December 31, 2023)

Business segment	Business description
Group management business	In order to increase the value of invested companies, the Company fully backs up their growth with its abundant expertise in the real estate business cultivated in the past, such as the establishment of sales structures and human resource training to the introduction of financial institutions.
Real estate business	The Company carefully selects properties to purchase based on strict purchase criteria in order to secure stable rental income and to make them a mainstay of its earnings. In addition, by specializing in properties with small rent area, the Company conducts rental management to reduce vacancy risk.

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(8)	Principal office (as of December 31, 2023)

Head Office: Ebisu Prime Square 7F, 1-1-39 Hiroo, Shibuya-ku, Tokyo

(9)	Employees (as of December 31, 2023)

Number of Employees	Change from the end of the Previous FY	Average Age	Average years of service
27 persons	Increased by 17	37.7 years old	0.8 years

(10)	Principal lenders and amounts borrowed (as of December 31, 2023)

Lender	Amount borrowed
Hana Credit Union	1,241,466 thousand yen
The Chiba Bank, Ltd.	897,861 thousand yen
Funds Lending Co.	600,000 thousand yen
SAISON FUNDEX CORPORATION	600,000 thousand yen
Daitokyo Credit Union	563,652 thousand yen
Shinhan Bank Japan	519,396 thousand yen

(11)	Other important matters concerning the current status of the company

Not applicable.

2.	Matters Related to Shares of the Company (as of December 31, 2023)

(1)	Total number of authorized shares

900,000 shares

(2)	Total number of shares issued

260,891 shares

(3)	Number of shareholders

60 persons

(4)	Major shareholders (Top 10)

Shareholder name	Number of shares held	Shareholding ratio
SY Co., Ltd.	113,620 shares	43.76%
Yoshiyuki Yuto	24,783 shares	9.54%
Hiroyuki Sugimoto	23,435 shares	9.02%
Japan Investment Inc.	20,250 shares	7.79%
THE BANK OF NEW YORK MELON AS DEPOSITARY BANK FOR DR HOLDERS	18,750 shares	7.22%
VECTOR INC.	6,400 shares	2.46%
Li Tianqi	5,389 shares	2.07%
ONODERA GROUP Co., Ltd.	4,700 shares	1.81%
Koichi Ito	4,600 shares	1.77%
SY Consulting Co., Ltd.	3,880 shares	1.49%

(Note) Shareholding ratio is calculated excluding treasury stock (1,250 shares).

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(5)	Other important matters concerning shares

Not applicable.

3.	Matters Related to Stock Acquisition Rights, etc. of the Company (as of December 31, 2023)

(1)	Stock acquisition rights issued to the Company’s directors and corporate auditors as compensation for the execution of their duties

Name	1st stock acquisition rights	4th stock acquisition rights	5th stock acquisition right
Number of people Directors (excl. outside directors)	2 persons	1 person	2 persons
Outside directors	-	-	-
Auditors	-	-	-
Number of stock acquisition rights	162	2	270
Class and number of shares to be issued upon exercise of stock acquisition rights	Common stock 16,200 shares	Common stock 200 shares	Common stock 27,000 shares
Amount to be paid in for stock acquisition rights	0	0	0
Amount of assets to be contributed upon exercise of stock acquisition rights	8,000 yen	11,600 yen	8,000 yen
Exercise period of stock acquisition rights	From May 24, 2016 to April 30, 2024	From June 7, 2019 to May 31, 2027	From October 1, 2017 to April 30, 2024
Conditions for exercise of stock acquisition rights	*	*	*

Name	6th stock acquisition rights	7th stock acquisition rights
Number of people Directors (excl. outside directors)	1 person	3 persons
Outside directors	-	2 persons
Auditors	-	-
Number of stock acquisition rights	10	550
Class and number of shares to be issued upon exercise of stock acquisition rights	Common stock 10 shares	Common stock 550 shares
Amount to be paid in for stock acquisition rights	0	0
Amount of assets to be contributed upon exercise of stock acquisition rights	33,320 yen	45,140 yen
Exercise period of stock acquisition rights	From March 26, 2020 to December 30, 2024	From June 7, 2019 to February 28, 2028
Conditions for exercise of stock acquisition rights	*	*

*	To be in the position of director, executive officer or employee of the Company or its subsidiaries or affiliates at the time of exercising the rights.

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(2)	Stock acquisition rights issued during the fiscal year to employees, etc. as compensation for the execution of their duties

Not applicable.

(3)	Other important matters related to stock acquisition rights, etc.

In addition to those listed in (1) and (2), the following stock acquisition rights issued by the Company existed as of December 31, 2023.

Name	3rd stock acquisition rights	8th stock acquisition rights	9th stock acquisition rights
Number of stock acquisition rights	10	50	4,491
Class and number of shares to be issued upon exercise of stock acquisition rights	Common stock 1,000 shares	Common stock 50 shares	Common stock 4,491 shares
Amount to be paid in for stock acquisition rights	0	0	0
Amount of assets to be contributed upon exercise of stock acquisition rights	8,000 yen	48,060 yen	0.01 USD
Exercise period of stock acquisition rights	From December 21, 2014 to December 31, 2024	From July 9, 2023 to July 31, 2031	From March 31, 2023 to March 31, 2033

Name	10th stock acquisition rights	11th stock acquisition rights
Number of stock acquisition rights	1,312	1,539
Class and number of shares to be issued upon exercise of stock acquisition rights	Common stock 1,312 shares	Common stock 1,539 shares
Amount to be paid in for stock acquisition rights	0	0
Amount of assets to be contributed upon exercise of stock acquisition rights	10 USD	800 USD
Exercise period of stock acquisition rights	From April 20, 2023 to March 31, 2028	From September 8, 2023 to July 31, 2008

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4.	Matters Related to Company Officers

(1)	Directors and Corporate Auditors (as of December 31, 2023)

Title	Name	Responsibilities and important concurrent positions
Representative Director, CEO	Hiroyuki Sugimoto	Director, SYLA Co., Ltd. Director, SYLA Solar Co., Ltd. Director, SYLA Biotech Co., Ltd.
Representative Director, COO	Yoshiyuki Yuto	Representative Director and CEO, SYLA Co., Ltd.
Director, CSO	Takahide Watanabe	Director, SYLA Co., Ltd.
Director, CGO	Takeshi Fuchiwaki	Representative Director, SYLA Solar Co., Ltd.
Director	Tomoyoshi Uranishi
Director	Ferdinand Groenewald	Independent Director and Audit Committee Chair, HeartCore Enterprises, Inc.
Director	Stuart Gibson	CEO, ESR LTD. And Co-Founder and Co-CEO of ESR Group Limited Director, ESR REIT Management Ltd.
Director	Keiji Torii	Auditor, SYLA Co., Ltd.
Director	Yozo Tachibana	President and Representative Director, PROSPER Inc. President and Representative Director, Shiogama Port Co., Ltd.
Full-time Corporate Auditor	Ikuo Yoshida	Auditor, SYLA Co., Ltd. Auditor, SYLA Solar Co., Ltd.
Auditor	Yoshihide Sugimoto

Auditor, SYLA Co., Ltd.

Auditor, SYLA Solar Co., Ltd.

Representative Attorney, Anshin Partners Law Office

Outside Director, Brangista Inc.

Outside Director, NATTY SWANKY holdings Co., Ltd.

Outside Director, Avex, Inc. (Audit member)

Outside Corporate Auditor, Ai Robotics Inc.

Outside Corporate Auditor, GROWTH POWER Inc.

Auditor	Keiko Yokoyama	Auditor, ENECHANGE Ltd. Representative of Keiko Yokoyama Certified Public Accountant Office Full-time Auditor of nobitel inc. Outside Director, Karadanote Inc.

(Note 1) Mr. Tomoyoshi Uranishi, Mr. Ferdinand Groenewald, Mr. Stuart Gibson, Mr. Keiji Torii and Mr. Yozo Tachibana are outside directors as defined in Article 2, Item 15 of the Companies Act of Japan.

(Note 2) Mr. Ikuo Yoshida, Mr. Yoshihide Sugimoto and Ms. Keiko Yokoyama are outside auditors as defined in Article 2, Item 16 of the Companies Act of Japan.

(Note 3) At the Extraordinary General Meeting of Shareholders held on June 30, 2023, Mr. Takeshi Fuchiwaki, Mr. Stuart Gibson, Mr. Yozo Tachibana, and Mr. Keiji Torii were newly appointed as Directors and Ms. Keiko Yokoyama as Corporate Auditor, respectively.

(Note 4) Corporate Auditor Yoshihide Sugimoto is a licensed attorney and has considerable legal expertise.

(Note 5) Ms. Keiko Yokoyama, Corporate Auditor, is a certified public accountant and has considerable knowledge of accounting, finance and taxation matters.

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(2)	Outline of the contents of the liability limitation agreement

Pursuant to Article 427, Paragraph 1 of the Companies Act, the Articles of Incorporation of the Company stipulate that it may enter into agreements limiting liability for damages under Article 423, Paragraph 1 of the Companies Act. The Company has entered into liability limitation agreement with outside directors and outside auditors.

The maximum amount of liability for damages under such agreements is the minimum liability amount stipulated in Article 425, Paragraph 1 of the Companies Act, provided that outside directors and outside corporate auditors perform their duties in good faith and without gross negligence.

(3)	Remuneration of directors and corporate auditors

(i)	Policy on determination of details of remuneration of directors
The Company has established a policy regarding the determination of the amount of remuneration, etc., or its calculation method for the Company’s directors and corporate auditors, which consists of base remuneration and bonuses. Based on the said policy, the maximum total amount of remuneration for directors and corporate auditors is set by a resolution of the General Meeting of Shareholders, and payment is made within this range. Basic remuneration is determined as compensation for the director’s performance of his/her duties, in accordance with the position and contribution in the role, as well as industry standards and the Company’s business performance, and other factors. The Company has not adopted a performance-linked compensation system for directors’ remuneration. The amount of remuneration quota for directors was decided at the General Meeting of Shareholders on March 31, 2022, and that for corporate auditors was decided at the General Meeting of Shareholders on March 31, 2021.

(ii)	Matters related to delegation of authority to determine the content of individual Director’s remuneration, etc.
Within the amount resolved at the General Meeting of Shareholders, the amount of basic remuneration for each director was determined at the Board of Directors meeting held on January 16, 2023.

(iii)	Total amount of remuneration of Directors and Corporate Auditors for the applicable fiscal year

Classification	Total remuneration (thousand yen)	Total remuneration by type (thousand yen)			Number of
		Basic	Performance linked	Non- monetary	persons paid
Director	264,186	264,186	-	-	9
(Outside directors)	(14,850)	(14,850)	-	-	(5)
Outside Corporate Auditor	12,060	12,060	-	-	4

(Note 1) The maximum amount of remuneration for Directors was resolved at the Ordinary General Meeting of Shareholders held on March 31, 2022 to be maximum 300 million yen per year. As of the close of the said General Meeting of Shareholders, the number of directors was 9 (including 5 outside directors). One outside director is paid remuneration in US dollars. The total amount of remuneration is $30,000, and the base compensation is $30,000.

(Note 2) The Ordinary General Meeting of Shareholders held on March 31, 2021 resolved that the remuneration for corporate auditors to be maximum 20 million yen per year. The number of corporate auditors as of the close of the said General Meeting of Shareholders was 3.

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(4)	Matters concerning outside directors and outside corporate auditors

(i)	Significant concurrent positions at other companies and relationship between the company and such other companies

-	Mr. Ferdinand Groenewald, Outside Director, is an Independent Director and Audit Committee Chair of HeartCore Enterprises, Inc. There is no special relationship between the Company and the company for which he concurrently serves.

-	Mr. Stuart Gibson, Outside Director, is CEO of ESR LTD. and Co-Founder and Co-CEO of ESR Group Limited, as well as Director of ESR REIT Management Ltd. There is no special relationship between the Company and the company for which he concurrently serves.

-	Mr. Yozo Tachibana, Outside Director, is President and Representative Director of PROSPER Inc., as well as President and Representative Director of Shiogama Port Co., Ltd. There is no special relationship between the Company and the companies for which he concurrently serves.

-	Mr. Keiji Torii, Outside Director, currently serves as an auditor of the Company’s subsidiary, SYLA Co., Ltd.

-	Mr. Ikuo Yoshida, Outside Auditor, currently serves as an auditor of the Company’s subsidiary, SYLA Co., Ltd.

-	Mr. Yoshihide Sugimoto, Outside Corporate Auditor, is a Representative Attorney at Anshin Partners Law Office, Outside Director of Brangista Inc., Outside Director of NATTY SWANKY holdings Co., Ltd., Outside Director of Avex, Inc., Outside Corporate Auditor of Ai Robotics Inc., and Outside Corporate Auditor of GROWTH POWER Inc. There is no special relationship between the Company and the companies for which he concurrently serves.

-	Ms. Keiko Yokoyama, Outside Auditor, is an Auditor of ENECHANGE Ltd., Representative of Keiko Yokoyama Certified Public Accountant Office, a Full-time Auditor of nobitel inc., and an Outside Director of Karadanote Inc. There is no special relationship between the Company and the companies for which she concurrently serves.

(ii)	Activities during the applicable fiscal year

Classification and name	Summary of activities and duties performed with respect to the role expected of an outside director
Outside Director Tomoyoshi Uranishi	Attended 36 out of 36 meetings of the Board of Directors held during the applicable fiscal year and made necessary remarks regarding the agenda and deliberations.

Outside Director Ferdinand Groenewald	Attended 36 out of 36 meetings of the Board of Directors held during the applicable fiscal year and made necessary remarks regarding the agenda and deliberations.

Outside Director Stuart Gibson	Attended 16 out of 16 meetings of the Board of Directors held after assuming the position of Outside Director and made necessary remarks regarding the agenda and deliberations.

Outside Director Yozo Tachibana	Attended 15 out of 16 meetings of the Board of Directors held after assuming the position of Outside Director and made necessary remarks regarding the agenda and deliberations.

Outside Director Outside Corporate Auditor Keiji Torii	Among the 36 meetings of the Board of Directors held during the applicable fiscal year, attended 20 out of 20 meetings as an Outside Corporate Auditor and 16 out of 16 meetings as an Outside Director, attended 4 out of 4 meetings of the Board of Corporate Auditors as an Outside Corporate Auditor, and made necessary remarks regarding the agenda and deliberations

Full-time Outside Corporate Auditor Ikuo Yoshida	Attended 36 out of 36 meetings of the Board of Directors and 11 out of 11 meetings of the Board of Corporate Auditors held during the applicable fiscal year and made necessary remarks regarding the agenda and deliberations.

Outside Corporate Auditor Yoshihide Sugimoto	Attended 36 out of 36 meetings of the Board of Directors and 11 out of 11 meetings of the Board of Corporate Auditors held during the applicable fiscal year and made necessary remarks regarding the agenda and deliberations.

Outside Corporate Auditor Keiko Yokoyama	Attended 16 out of 16 meetings of the Board of Directors and 4 out of 4 meetings of the Board of Corporate Auditors held after her appointment as Outside Corporate Auditor and made necessary remarks regarding the agenda and deliberations.

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Financial Statements for the 15th Fiscal Year

From January 1, 2023 to December 31, 2023

SYLA Technologies Co., Ltd.

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Notes to the Non-Consolidated Financial Statements

1.	Notes to Matters Related to Significant Accounting Policies

(1)	Valuation standards and methods for securities

(i)	Shares of affiliates

Costs of securities are determined using the moving-average method.

(ii)	Available-for-sale securities

●	Other than securities that do not have market prices

Market value method is used. (valuation difference is reported as a component of shareholders’ equity; cost of sales is determined by the moving-average method)

●	Stocks with no market price
Stated at cost determined by the moving-average method.

(2)	Depreciation and amortization methods for fixed assets

(i)	Property, plant and equipment

The declining-balance method is used. However, for buildings and facilities attached to buildings acquired on or after April 1, 2016, the straight-line method is used.

Building	7 – 47 years

Tools, furniture and fixtures	4 – 10 years

(ii)	Intangible fixed assets

The straight-line method is used. Software for internal use is amortized over an estimated useful life of 5 years.

(3)	Accounting for allowances

●	Allowance for doubtful accounts

To provide for losses due to bad debt, such as trade receivables and loans receivables, an allowance for doubtful accounts is provided for the estimated uncollectible amount based on the historical percentage of bad debt loss for general claims and on an individual assessment of collectability for specific doubtful claims.

●	Allowance for bonuses

To provide for the payment of bonuses to employees, an allowance is provided based on the estimated amount of payment.

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(4)	Recording of revenues and expenses

The major performance services arising from the Company’s contracts with its customers and the revenue recognition timing is as follows.

(i)	Group company business management

Group company business management aims to enhance the value of the companies in which the Company has invested. The Company provides comprehensive supports for the growth of group companies, leveraging the Company’s abundant expertise in the real estate business cultivated through its experience, spanning from the establishment of sales and management guidance systems and personnel training to collaboration with financial institutions. In the management guidance of group companies, the performance obligation is to provide contracted services to group companies in accordance with the contents of the contract, and the Company’s performance obligation is fulfilled when the services are performed, at which point the revenue and expenses are recognized.

(ii)	Real estate business

Real estate sales

In the real estate sales business, the Company acquires and holds rental properties that have been carefully selected based on strict purchase criteria and sells them to customers after their market value has increased. The company is obligated to deliver the property based on the real estate purchase and sale agreement with the customer. The performance obligation is satisfied at the time the property is delivered, and revenue is recognized at the time of delivery.

(5)	Other important matters that form the basis for the preparation of financial statements

Accounting method for consumption taxes

Non-deductible consumption taxes related to fixed assets are recorded as “long-term prepaid expenses” under investments and other assets (amortized over 5 years), while others are expensed in the year incurred.

2.	Notes to Changes in Accounting Policies

Not applicable.

3.	Notes on Changes in Method of Presentation

(1)	Balance sheet

“Advance payments” under “Current assets,” “Long-term deposits” under “Investments and other assets,” “Short-term loans payable,” “Income tax payable” and “Allowance for bonuses” under “Current liabilities,” and “Long-term loans payable to affiliates” under “Long-term liabilities,” which were separately presented in the previous fiscal year, are not presented in this fiscal year because they are not applicable.

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4.	Notes to Balance Sheet

(1)	Assets pledged as collateral and liabilities related to collateral

(i)	Assets pledged as collateral

Time deposit	30,500 thousand yen

Buildings	1,605,520 thousand yen

Land	3,968,136 thousand yen

Total	5,573,656 thousand yen

(ii)	Liabilities related to collateral

Long-term loans payable	4,248,386 thousand yen

(2)	Accumulated depreciation of property, plant and equipment

197,621 thousand yen

(3)	Guaranteed liabilities

The Company guarantees the borrowing obligations of other companies from financial institutions, etc.

SYLA Co., Ltd.	1,152,054 thousand yen

SYLA Solar Co., Ltd.	169,893 thousand yen

Total	1,321,947 thousand yen

(4)	Receivables from and payables to affiliates

Short-term receivables	174,641 thousand yen

Long-term receivables	195 thousand yen

Short-term payables	51,586 thousand yen

5.	Notes to Income Statement

Transactions with affiliates

Revenues	616,807 thousand yen

Purchases	22,988 thousand yen

Selling, general and administrative expenses	33,268 thousand yen

Non-operating expenses	797 thousand yen

6.	Notes to Statement of Shareholders’ Equity

(1)	Class and number of shares issued and outstanding at the end of the applicable fiscal year

Common stock	260,891 shares

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(2)	Class and number of treasury stock as of the end of the applicable fiscal year

Common stock	1,250 shares

(3)	Matters related to distribution of surplus

(i)	Dividends payment

Resolution	Type of shares	Source of dividends	Total amount of dividends (thousand yen)	Dividend per share (yen)
March 31, 2023 Ordinary General Meeting of Shareholders	Common stock	Surplus	16,718	70
August 15, 2023 Board of Directors Meeting	Common stock	Surplus	18,069	70

(ii)	Dividends with a record date during the applicable fiscal year and an effective date in the following fiscal year

Resolution	Type of shares	Source of dividends	Total amount of dividends (thousand yen)	Dividend per share (yen)
March 31, 2024 Ordinary General Meeting of Shareholders	Common stock	Surplus	46,735	180

(4)	Class and number of shares covered by stock acquisition rights (excluding those for which the first day of the exercise period has not arrived) as of the end of the applicable fiscal year

Common stock	53,278 shares

7.	Notes to Tax Effects

Breakdown of deferred tax assets by major cause

Deferred tax assets

Loss carried forward	301,551 thousand yen

Stock acquisition rights	248,375 thousand yen

Compensations	29,433 thousand yen

Others	41,898 thousand yen

Total deferred tax assets	621,259 thousand yen

8.	Notes to Rental and Other Real Estate

(1)	Matters related to status of rental and other real estate

The Company owns office buildings (including land) for lease in Tokyo and other areas.

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(2)	Matters related to fair value of real estate for rent, etc.

(Unit: thousand yen)

Carrying amount on the balance sheet (thousand yen)	Market value (thousand yen)
5,138,891	6,628,485

(Note 1) The amount shown on the balance sheet is the acquisition cost less accumulated depreciation.

(Note 2) The fair value at the end of the applicable fiscal year is mainly the amount calculated in-house based on the “Real Estate Appraisal Standards” (including those adjusted using indices, etc.).

9.	Notes to Financial Instruments

(1)	Matters related to the status of financial instruments

(i)	Policy for financial instruments

The Company limits fund management to short-term deposits, etc. and raises funds through borrowings from financial institutions.

(ii)	Description of financial instruments, their risks and management system

Trade receivables, such as accounts receivable and accounts receivable-other, are exposed to the credit risk of counterparties. To mitigate this risk, the Company assesses the creditworthiness of each counterparty at the time of transaction initiation, and in accordance with its credit management regulations, the Company periodically reviews its credit limit levels in an effort to reduce credit risk while thoroughly managing payment due dates and outstanding balances for each counterparty. Most receivables are due within one month.

Investment securities are exposed to market price fluctuation risk. With regard to this risk, efforts are made to periodically collect information to determine the market value and the financial condition of the issuing company.

Guarantee deposits are related to real estate leases and are exposed to the credit risk of the counterparties to which they are pledged. The Company assesses the creditworthiness of the counterparties at the time of transactions and endeavors to assess the credit status of the counterparties at the time of contract renewal and other times as appropriate.

Long-term borrowings are exposed to liquidity risk, but the Company manages liquidity risk by preparing and updating funding plans on a regular basis and maintaining liquidity on hand.

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(iii)	Supplementary explanation on matters related to fair value of financial instruments

The fair value of financial instruments includes values based on market prices and reasonably calculated values in cases where market prices are not available. Since variable factors are incorporated in the calculation of such values, such values may vary due to the adoption of different assumptions and other factors.

(2)	Matters related to fair value of financial instruments

Carrying amount, fair value and their differences as of December 31, 2023 are as follows. Stocks and other securities without market prices are not included in “Available-for-sale securities” (see (Note)). Notes to “Cash and deposits,” “Accounts receivable-trade,” “Accounts payable-other,” “Income taxes payable” and “Short-term loans payable” are omitted because they are all settled in a short period of time and their fair values approximate their book values.

	Carrying amount on the balance sheet (thousand yen)	Fair value (thousand yen)	Difference (thousand yen)
Investments in securities Available-for-sale securities	147,002	147,002	-
Total assets	147,002	147,002	-
Long-term borrowings*	5,378,679	5,378,679	-
Total liabilities	5,378,679	5,378,679	-

*Includes current portion of long-term borrowings.

(Note) Shares, etc. without market price

Classification	Carrying amount on the balance sheet (thousand yen)
Investments in securities	160,307
Shares of subsidiaries and affiliates	4,513,835

(3)	Matters related to the breakdown of the fair value of financial instruments by level

The fair value of financial instruments is classified into the following three levels based on the observability and materiality of the inputs used to calculate fair value.

Level 1 fair value	Fair value based on (unadjusted) market prices in active markets for identical assets or liabilities

Level 2 fair value	Fair value calculated using directly or indirectly observable inputs other than Level 1 inputs

Level 3 fair value	Fair value calculated using significant unobservable inputs

When multiple inputs that have a significant impact on the calculation of fair value are used, fair value is classified to the level with the lowest priority in the calculation of fair value among the levels to which each of those inputs belongs.

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1.	Financial assets and liabilities carried on the balance sheet at fair value

Classification	Fair value (thousand yen)
	Level 1	Level 2	Level 3	Total
Investments in securities Available-for-sale securities	216,508	-	-	216,508
Total assets	216,508	-	-	216,508

2.	Financial assets and liabilities not carried on the balance sheet at fair value

Classification	Fair value (thousand yen)
	Level 1	Level 2	Level 3	Total
Long-term borrowings	-	-	5,378,679	5,378,679
Total liabilities	-	-	5,378,679	5,378,679

(Note) Explanation of valuation techniques used in the calculation of fair value and inputs related to the calculation of fair value Investments in securities

Listed stocks are valued using quoted market prices. Since listed stocks are traded in an active market, their fair value is classified as the Level 1 fair value.

Long-term borrowings and long-term loans payable to affiliates

The fair value of these loans is calculated using the discounted present value method based on the total amount of principal and interest and the interest rate that takes into account the remaining term of the debt and credit risk, and is classified as Level 3 fair value. For long-term loans with variable interest rates, the fair value is stated as the amount on the balance sheet as the fair value approximates the book value because the variable interest rate reflects the market interest rate in a short period of time.

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10.	Notes to Related Party Transactions

Subsidiaries and affiliates, etc.

Attribute	Name of Company	Ownership of voting rights	Relationship with related parties	Transaction details	Amount of transaction (thousand yen)	Account	Balance at end of the FY (thousand yen)
Subsidiary	SYLA Co., Ltd.	Ownership 100% Direct	Management guidance Concurrent directors	Receipt of business guidance fees	480,000	-	-
Subsidiary	SYLA Realty Co., Ltd.	Ownership 100% Indirect	Management guidance Concurrent directors	Lending of funds	140,000	Long-term loans receivable	140,000

Terms and conditions of transactions and policy for determining terms and conditions of transactions.

(Note) Prices and other transaction terms are determined through negotiations based on the consideration calculated by the Company in consideration of market prices and other factors.

11.	Notes to Per Share Information

Net assets per share	27,900.40 yen

Net loss per share	2,748.55 yen

12.	Notes to Revenue Recognition

(1)	Breakdown of revenue

(Unit: thousand yen)

	Real estate trading	Group management	Total
Revenues from contracts with customers	859,287	567,774	1,427,061
Other income*	310,420	-	310,420
Total	1,169,707	567,774	1,737,481

*Rental income based on the “Accounting Standard for Lease Transactions”

(ASBJ Statement No. 13)

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(2)	Fundamental information to understand revenues

Basis for understanding revenues from contracts with customers is described in “1. Notes to Matters Related to Significant Accounting Policies (4) Recording of revenues and expenses.”

(3)	Information to understand the amount of revenue for the applicable fiscal year and subsequent fiscal years

(i)	Information on balance of contract assets and contract liabilities

Claims, contract assets and contract liabilities arising from contracts with customers are broken down as follows.

	Balance at the beginning of the FY	Balance at the end of the FY
Claims arising from contracts with customers	3,795	1,100
Contract asset	-	-
Contract liabilities	-	-

13.	Notes on Significant Subsequent Events

Capital and business alliance with RIBERESUTE CORPORATION

The Company entered into a Basic Agreement on Business Alliance with RIBERESUTE CORPORATION (TSE Standard: 8887, “RIBERESUTE”), a Japan-based developer and seller of family condominiums, on November 15, 2023, and also agreed with four RIBERESUTE shareholders to acquire 2,158,800 shares of RIBERESUTE common stock (20.39% of the number of shares issued excluding treasury stock (10,589,800 shares) as of November 30, 2023). The acquisition was completed on January 12, 2024. Furthermore, on January 23, 2024, the Company concluded a “Capital and Business Alliance Agreement” with RIBERESUTE. Under the Capital and Business Alliance Agreement, the two companies intend to implement measures such as (1) complementary product, (2) complementary geographic coverage, (3) expansion of real estate crowdfunding business, (4) promotion of Internet marketing, and (5) real estate development.

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Audit Report

The Board of Corporate Auditors has audited the performance of duties by the Directors during the 15th fiscal year from January 1, 2023 to December 31, 2023. As a result of our deliberations, we report as follows as the unanimous opinion of all the Statutory Auditors.

1. Method and details of audit

(1)	The Board of Corporate Auditors established auditing policies, allocation of duties, and other relevant matters, received reports from each Corporate Auditor on the status and results of audits, received reports from Directors and others on the status of execution of their duties, and requested explanations as necessary.

(2)	Each Corporate Auditor endeavored to communicate with Directors and employees, etc., to collect information and to improve the environment for auditing, attended meetings of the Board of Directors and other important meetings, received reports from Directors and employees, etc. on the execution of their duties, requested explanations as necessary, reviewed important approval documents, etc., and investigated the business and financial conditions. The Board of Corporate Auditors also examined the status of operations and assets of subsidiaries. With respect to subsidiaries, we communicated and exchanged information with directors of subsidiaries and received reports on their business from subsidiaries as necessary. Based on the above methods, we examined the business report and its supporting schedules for the fiscal year under review. Furthermore, we examined the accounting books and related materials, and reviewed the financial statements (balance sheet, income statement, statement of shareholders’ equity, and notes to the non-consolidated financial statements) and their accompanying supplemental schedules for the fiscal year under review.

2. Audit results

(1)	Results of audit of business reports, etc.

(i)	In our opinion, the business report and supporting schedules fairly present the condition of the Company in conformity with applicable laws and regulations and the Articles of Incorporation of the Company.

(ii)	We have found no misconduct or material fact of violation of laws and regulations or the Articles of Incorporation in connection with the execution of duties by the Directors.

(2)	Results of audit of financial statements and supplementary schedules.

The financial statements and the accompanying supplemental schedules present fairly, in all material respects, the financial position and results of operations of the Company.

February 27, 2024

Board of Corporate Auditors, SYLA Technologies Co., Ltd.

Yoshihide Sugimoto, Corporate Auditor

Keiko Yokoyama, Corporate Auditor

Ikuo Yoshida, Corporate Auditor

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